SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 8)*

UPLAND SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

91544A109

(CUSIP Number)

ESW CAPITAL, LLC

401 CONGRESS AVENUE

SUITE 2650

AUSTIN, TX 78701

(512) 524-6149

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) ESW Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,117,185
	(8)	Shared voting power
	(9)	Sole dispositive power 5,117,185
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 5,117,185
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.8%
(14)	Type of reporting person (see instructions) OO

*	Calculated based upon 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017.

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Joseph A. Liemandt
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,117,185
	(8)	Shared voting power
	(9)	Sole dispositive power 5,117,185
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 5,117,185
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.8%
(14)	Type of reporting person (see instructions) IN/HC

*	Calculated based upon 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017.

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Acorn Performance Group, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,803,574
	(8)	Shared voting power
	(9)	Sole dispositive power 1,803,574
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,803,574
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.8%
(14)	Type of reporting person (see instructions) CO

*	Calculated based upon 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017.

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) EPM Live, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,000,000
	(8)	Shared voting power
	(9)	Sole dispositive power 1,000,000
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.4%
(14)	Type of reporting person (see instructions) CO

*	Calculated based upon 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017.

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Wave Systems Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,313,611
	(8)	Shared voting power
	(9)	Sole dispositive power 2,313,611
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 2,313,611
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.5%
(14)	Type of reporting person (see instructions) CO

*	Calculated based upon 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017.

This Amendment No. 8 to Schedule 13D amends and supplements the Schedule 13D originally filed on June 23, 2015 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on July 22, 2015 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on August 24, 2015 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on December 22, 2015 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on January 19, 2016 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on March 17, 2016 (“Amendment No. 5”) , Amendment No. 6 to Schedule 13D filed on March 24, 2016, and Amendment No. 7 to Schedule 13D filed on June 8, 2017 relating to the common stock, $0.0001 par value per share (the “Shares”), of Upland Software, Inc., a Delaware corporation (the “Issuer”). The purpose of this Amendment No. 8 to Schedule 13D is to report that on June 23, Wave Systems Corp., a wholly-owned subsidiary of ESW Capital, LLC, sold 561,712 shares in the open market.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 8 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7.

All disclosure for items contained in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 where no new information is provided for such item in this Amendment No. 8 to Schedule 13D is incorporated herein by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of June 23, 2017, ESW may be deemed to beneficially own 5,117,185 Shares, representing approximately 27.8% of the 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017. The 5,117,185 shares consist of 2,313,611 Shares held directly by Wave (the “Wave Shares”), 1,803,574 Shares held directly by Acorn (the “Acorn Shares”) and 1,000,000 Shares held directly by EPM Live (the “EPM Live Shares”). ESW may be deemed to have sole voting and dispositive power with respect to the Acorn Shares, the EPM Live Shares and the Wave Shares.

As of June 23, 2017, Acorn may be deemed to beneficially own 1,803,574 Shares held directly by it, representing approximately 9.8% of the 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017. Acorn has sole voting, investment and dispositive power with respect to the Acorn Shares.

As of June 23, 2017, Liemandt may be deemed to beneficially own the 5,117,185 Shares that consist of the Wave Shares, the Acorn Shares and the EPM Live Shares, representing approximately 27.8% of the 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017. Liemandt may be deemed to have sole voting, investment and dispositive power with respect to the Wave Shares, the Acorn Shares and the EPM Live Shares.

As of June 23, 2017, EPM Live may be deemed to beneficially own 1,000,000 Shares held directly by it, representing approximately 5.4% of the 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017. EPM Live has sole voting, investment and dispositive power with respect to the EPM Live Shares.

As of June 23, 2017, Wave may be deemed to beneficially own 2,313,611 Shares held directly by it, representing approximately 12.5% of the 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017. Wave has sole voting, investment and dispositive power with respect to the Wave Shares.

(c) On June 23, 2017, Wave sold 561,712 shares at the price per share of $22.6845 per share (inclusive of brokerage commissions). Except for such transaction, no Reporting Person has effected any transaction in the Shares in the 60 days prior to the filing of this Amendment No. 8.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 27, 2017

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Attorney-In-Fact for Joseph A. Liemandt

ACORN PERFORMANCE GROUP, INC.

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

EPM LIVE, INC.

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

WAVE SYSTEMS CORP.

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of June 27, 2017.

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Attorney-In-Fact for Joseph A. Liemandt

ACORN PERFORMANCE GROUP, INC.

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

EPM LIVE, INC.

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

WAVE SYSTEMS CORP.

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer